Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Orla Mining Ltd. Stock Option Plan and the Orla Mining Ltd. Restricted Share Unit Plan of Orla Mining Ltd. of our reports dated March 18, 2025, with respect to the consolidated financial statements of Orla Mining Ltd. as of and for the years ended December 31, 2024 and December 31, 2023 and with respect to the effectiveness of internal control over financial reporting as of December 31, 2024, included in its Annual Report on Form 40-F filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chartered Professional Accountants
Vancouver, Canada

September 15, 2025